UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
ENCYSIVE PHARMACEUTICALS INC.
(Name of Subject Company (Issuer))
EXPLORER ACQUISITION CORP.
(Offeror)
a wholly-owned subsidiary of
PFIZER INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.005 par value
(Title of Class of Securities)
29256X107
(CUSIP Number of Class of Securities)
Margaret M. Foran, Esq.
Pfizer Inc.
235 East 42nd Street
New York, NY 10017
Phone (212) 573-2323
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$210,165,550	$8,260

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 80,962,765 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc. outstanding multiplied by the offer price of $2.35 per share, (ii) 777,079 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc., which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price per share of less than $2.35, multiplied by $2.35 and (iii) 7,692,305 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc., which were subject to issuance pursuant to the exercise of outstanding warrants, multiplied by $2.35. The calculation of the filing fee is based on Encysive Pharmaceuticals Inc.’s representation of its capitalization as of February 15, 2008.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, by multiplying the transaction value by .00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing

Amount Previously Paid: $8,260	Filing Party: Pfizer Inc. and Explorer Acquisition Corp.
Form of Registration No.: Schedule TO	Date Filed: March 4, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1

☐	Issuer tender offer subject to Rule 13e-4

☐	Going-private transaction subject to Rule 13e-3

☐	Amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
SIGNATURES
EX-99.A.5.F: PRESS RELEASE

AMENDMENT NO. 2 TO SCHEDULE TO
This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2008, as amended by Amendment No. 1 filed with the Commission on March 27, 2008 (as amended, the “Schedule TO”) by Pfizer Inc. (“Pfizer”) and its wholly-owned subsidiary, Explorer Acquisition Corp. (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.005 per share (including the associated preferred stock purchase rights, the “Shares”), of Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive”), for $2.35, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. The Offer is made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 20, 2008, by and among Encysive, the Purchaser and Pfizer.
All capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.
ITEM 11. ADDITIONAL INFORMATION.
Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:
“At 12:00 midnight, New York City time, on Monday, March 31, 2008, the initial offering period expired. Based on information provided by the Depositary, as of such time, an aggregate of 70,238,869 Shares (including approximately 8,473,574 Shares subject to guarantees of delivery) were tendered and not withdrawn pursuant to the Offer, representing approximately 86.8% of the outstanding Shares. The Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment will be made promptly.
Promptly upon acceptance for payment of, and payment by the Purchaser for, any Shares tendered in the Offer, the Merger Agreement grants the Purchaser the right to designate a number of individuals to the Encysive Board of Directors and, following their election, such designees will constitute a majority of the Encysive Board of Directors.
In accordance with the Merger Agreement, the Purchaser commenced a Subsequent Offering Period in connection with the Offer, at 9:00 a.m., New York City time, on Tuesday, April 1, 2008 for all remaining untendered Shares. The Subsequent Offering Period will expire at 5:00 p.m., New York City time, on Monday, April 7, 2008, unless extended. Pfizer and the Purchaser reserve the right to extend the Subsequent Offering Period in accordance with applicable law. Any such extension will be followed as promptly as practicable by public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the Subsequent Offering Period was scheduled to expire. During the Subsequent Offering Period, the Purchaser will immediately accept for payment and promptly pay for properly tendered Shares as such Shares are tendered. Stockholders who properly tender during the Subsequent Offering Period will receive the same $2.35 per Share cash consideration that is payable to stockholders who tendered during the initial offering period. Procedures for tendering Shares during the Subsequent Offering Period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the Subsequent Offering Period may not be withdrawn.
On April 1, 2008, Pfizer issued a press release announcing the preliminary results of the Offer and the commencement of the Subsequent Offering Period. The full text of this press release is filed as Exhibit (a)(5)(F) to this Schedule TO and is incorporated herein by reference.”
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following:
     “(a)(5)(F) Press Release issued by Pfizer on April 1, 2008.”

SIGNATURES
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: April 1, 2008

PFIZER INC.
By:	/s/ David Reid
	Name:	David Reid
	Title:	Assistant Secretary

EXPLORER ACQUISITION CORP.
By:	/s/ Lawrence Miller
	Name:	Lawrence Miller
	Title:	Vice President